Summit Materials, LLC

1550 Wynkoop Street

3rd Floor

Denver, CO 80202

Telephone: (303) 893-0012

Fax: (303) 893-6993

March 7, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs and Mesdames:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Summit Materials, LLC has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 28, 2013, which was filed with the Securities and Exchange Commission on March 7, 2014.

Respectfully submitted, SUMMIT MATERIALS, LLC

By:	/s/ Anne Lee Benedict
Name:	Anne Lee Benedict
Title:	Chief Legal Officer